EXHIBIT 5.1
[Flowserve Letterhead]
September 29, 2006
Securities and Exchange Commission
450 5th Street, N.W., Judiciary Plaza
Washington, DC 20549

Re:	Flowserve Corporation Registration of 3,500,000 and 250,000 Shares of Common Stock of
Flowserve Corporation under the Flowserve Corporation 2004 Stock Compensation Plan and
the Flowserve Corporation 1998 Restricted Stock Plan, respectively.
Ladies and Gentlemen:
As Vice President, Secretary and General Counsel of Flowserve Corporation (the “Corporation”), I am familiar with the Flowserve Corporation 2004 Stock Compensation Plan and the Flowserve Corporation 1998 Restricted Stock Plan (together, the “Plans”) and the proposed issuance of up to 3,500,000 and 250,000 shares (the “Shares”) of Common Stock, $1.25 par value per share, of the Corporation pursuant to the Plans. The Shares may consist of (i) the Corporation’s authorized but unissued shares of Common Stock (the “Original Issuance Plan Shares”), (ii) previously issued shares of Common Stock reacquired and held by the Corporation or (iii) shares of Common Stock purchased on the open market.
I have also made such further investigations as I have deemed necessary to express the opinions herein stated.
I am of the opinion that in the case of Original Issuance Plan Shares, following due authorization of a particular award by the Board of Directors of the Corporation or a duly constituted and acting committee of the Board of Directors of the Corporation as provided in and in accordance with the Plans, the Original Issuance Plan Shares issuable pursuant to such award will have been duly authorized by all necessary corporate action on the part of the Corporation. Upon issuance and delivery of such Original Issuance Plan Shares from time to time pursuant to the terms of such award for the consideration established pursuant to the terms of the Plans and otherwise in accordance with the terms and conditions of such award, including, if applicable, the lapse of any restrictions relating thereto, the satisfaction of any performance conditions associated therewith and any requisite determinations by or pursuant to the authority of the Board of Directors of the Corporation or a duly constituted and acting committee thereof as provided therein, and, in the case of stock options, the exercise thereof and payment for such Original Issuance Plan Shares as provided therein, such Original Issuance Plan Shares will be validly issued, fully paid and nonassessable. I have assumed for the purposes of this paragraph that the consideration received by the Corporation for the Shares will be not less than the par value of the Shares.

I consent to the use of this opinion as an Exhibit to the Registration Statement on Form S-8 being filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Shares issuable thereunder, and to any references to me in such Registration Statement.

Very truly yours,
/s/ Ronald F. Shuff
Ronald F. Shuff
Vice President, Secretary and General Counsel